Filed Pursuant to Rule 433
Registration Statement No. 333-156218
June 22, 2010

The Export-Import Bank of Korea

US$1,250,000,000 5.125% Notes due 2020 (the “Notes”)

Final Term Sheet

June 21, 2010

Issuer	The Export-Import Bank of Korea

Issue currency	U.S. Dollar ($)

Issue size	US$1,250,000,000

Maturity Date	June 29, 2020

Settlement date	On or about June 29, 2010, which will be the sixth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next two succeeding business days, because the Notes will initially settle in T+6, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest Rate	5.125% per annum (payable semi-annually)

Interest Payment Dates	June 29 and December 29 of each year, commencing on December 29, 2010. Interest on the Notes will accrue from June 29, 2010. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined in the prospectus), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on the Interest Payment Date or the Maturity Date (as the case may be), and no interest shall be payable in respect of such delay.

Public Offering Price	99.229%

Gross Proceeds	US$1,240,362,500

Underwriting Discounts	0.325%

Net Proceeds (after deducting underwriting discounts but not estimated expenses)	US$1,236,300,000

Denominations	US$100k/1k

Day count	30/360

CUSIP	302154AW9

ISIN	US302154AW97

Format	The Notes will be registered with the U.S. Securities and Exchange Commission

Listing	We have applied to the Singapore Exchange Securities Trading Limited for the listing and quotation of the Notes

Governing Law	New York

Joint Bookrunners	BNP Paribas Securities Corp., Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Royal Bank of Scotland plc

Joint Lead Managers	BNP Paribas Securities Corp., Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch, Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Royal Bank of Scotland plc and Woori Investment & Securities Co., Ltd.

Fiscal Agent	The Bank of New York Mellon

This Final Term Sheet should be read in read in conjunction with the prospectus dated April 28, 2010, as supplemented by the preliminary prospectus supplement dated June 21, 2010 (the “Prospectus Supplement”), relating to the Notes. The Prospectus Supplement shall be amended as follows:

1.	The paragraph under the heading “Delivery of the Notes” on page S-7 shall be deleted and replaced with the following:

“We expect to make delivery of the Notes, against payment in same-day funds on or about June 29, 2010, which we expect will be the sixth business day following the date of this prospectus supplement, referred to as ‘T+6.’ You should note that initial trading of the Notes may be affected by the T+6 settlement. See ‘Underwriting—Delivery of the Notes.’”

2.	The paragraph under the heading “Delivery of the Notes” on page S-22 shall be deleted and replaced with the following:

“We expect to make delivery of the Notes, against payment in same-day funds on or about June 29, 2010, which we expect will be the sixth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next two succeeding business days, because the Notes will initially settle in T+6, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.”

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

The most recent prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/873463/000119312510142588/d424b5.htm .

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.